UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38049

Azul S.A.
(Name of Registrant)

Edifício Jatobá, 8th Floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040, Brazil
+55 (11) 4831 2880
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Ordinary Shareholder Meeting and Extraordinary Shareholder Meeting

On March 30, 2025, Azul S.A. (the “Company”) published a notice of the ordinary and extraordinary general meetings of the shareholders of the Company, to be held virtually, on first call, on April 30, 2025, at 4:00 p.m. (Brazil time) (the “Ordinary Shareholder Meeting” and the “Extraordinary Shareholder Meeting”, respectively).

A copy of the proposals of the management of the Company in respect of the Ordinary Shareholder Meeting and the Extraordinary Shareholder Meeting (the “Management Proposals”) was furnished to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 6-K dated April 2, 2025.

Results of Ordinary Shareholder Meeting and Extraordinary Shareholder Meeting

The Ordinary Shareholder Meeting and the Extraordinary Shareholder Meeting were held at 4:00 a.m. (Brazil time) on April 30, 2025 and a quorum was present at such meetings. Each of the proposals to be voted on by the holders of the Company was approved by the requisite shareholders of the Company.

In the Ordinary Shareholder Meeting:

(i)	the financial statements of the Company for the year ended December 31, 2024 were approved;

(ii)	the size of the board of directors of the Company (the “Board”) was set at nine members for a term of office to end at the annual general meeting of the Company to be held in 2027 (the “Unified Term”);

(iii)	the following members of the Board were elected for the Unified Term:

(1)	David Gary Neeleman (the chairman of the Board);
(2)	Sérgio Eraldo de Salles Pinto (the the vice-chairman of the Board);
(3)	Gilberto de Almeida Peralta;
(4)	Daniella Marques Consentino;
(5)	Renata Faber Rocha Ribeiro;
(6)	Patrick Wayne Quayle;
(7)	José Mario Caprioli dos Santos;
(8)	James Jason Grant; and
(9)	Jonathan Seth Zinman;

(iv)	the annual global remuneration of the Company’s management for the 2025 fiscal year was approved as set forth in the Management Proposal; and

(v)	shareholders holding preferred shares of the Company in a percentage higher than that provided for under applicable law and regulations and as provided in the Company's bylaws requested the installation of a fiscal council of the Company (the “Fiscal Council”), and the following members were elected as members of the Fiscal Council: (1) Linneu de Albuquerque Mello, (2) Rene Santiago dos Santos, and (3) Marcio Donizeti Berstecher, and the following members were appointed as alternate members of the Fiscal Council: (1) Ricardo Reisen de Pinho, (2) Fernando Camargo Penteado and (3) Mariana Cambiaghi Lourenço.

In the Extraordinary Shareholder Meeting, the relevant resolution set forth in the Management Proposal was approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2025

Azul S.A.

By: /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer